Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

RESIGNATION OF EXECUTIVE DIRECTOR AND PRESIDENT

The board of directors (the “Board”) of CNOOC Limited (the “Company”) announces that with effect from 21 April 2021, Mr. Hu Guangjie (“Mr. Hu”) has resigned as an executive director and the president of the Company due to the change of appointment.

Mr. Hu confirmed that he has no disagreement with the Board and is not aware of any matters relating to his resignation that need to be brought to the attention to the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its appreciation and gratitude to Mr. Hu for his contribution and service to the Company.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 21 April 2021

As at the date of this announcement, the Board comprises: Executive Director Xu Keqiang	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong